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September 26, 2017	Christopher D. Labosky T +1 617 235 4732 F +1 617 235 9475 christopher.labosky@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto

Re:                             Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) (the “Trust”) — Responses to Comments Regarding Amendment No. 35 to the registration statement on Form N-1A (the “Registration Statement”) filed on April 28, 2017 under the Investment Company Act of 1940, as amended (the “1940 Act”)

Dear Ms. Rossotto:

On April 28, 2017, the Trust filed the above-referenced amendment under the 1940 Act to the Trust’s Registration Statement relating to The International Choice Fund (the “Fund”), a series of the Trust. The filing included the prospectus for private placement (the “Prospectus”), statement of additional information (the “SAI”) and Part C for the Fund and was made for the purpose of updating the Registration Statement pursuant to Rule 8b-16 under the 1940 Act. On June 14, 2017, the staff of the Securities and Exchange Commission (the “SEC”) provided comments regarding the amendment by telephone to Christopher Labosky of Ropes & Gray, LLP, counsel to the Trust. We respectfully submit this comment response letter on behalf of the Trust. For convenience of reference, each comment is summarized before the Trust’s response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

To the extent responses below indicate that a change will be made in response to a comment, those changes will be reflected in the next amendment to the Trust’s Registration Statement that relates to the Fund, and no later than the Fund’s next annual updating amendment, which will be filed in April 2018.

1.                                      Comment: The Fund states in its Prospectus under Summary of Key Information — Principal Investment Strategies that “The Fund may engage in currency hedging in an attempt to preserve the Fund’s investments in U.S. dollar terms.” Under Additional Investment Strategies—Currency Hedging, the Fund references specific instruments that it may use to engage in currency hedging, including “currency forward contracts and options thereon, and options and ‘spot’ transactions directly in foreign currencies.” If the Fund invests in any of these instruments as part of its principal investment strategy, please make reference to those instruments in the principal investment strategy section of the Prospectus.

Response: The Fund confirms that it can carry out currency hedging activities by the use of the instruments noted above in an attempt to preserve the Fund’s investment in U.S. dollar terms. The Fund will revise the disclosure in question as follows (new language underlined):

The Fund may engage in currency hedging in an attempt to preserve the Fund’s investments in U.S. dollar terms, which may be accomplished using such instruments as currency forwards, currency spot transactions and related options.

2.                                      Comment: Under Summary of Key Information — Principal Risks — Currency and Currency Hedging Risk, the Fund states that “The Fund could lose value . . . if it invests in products to reduce [exposure to foreign currencies], and those products lose value.” Please clarify the disclosure to disclose what products are referred to in this statement.

Response: Please see the Fund’s response to Comment 1, above. The Fund respectfully submits that expanding its disclosure under Principal Investment Strategies as indicated in its response to Comment 1 should make clear the types of instruments referred to in this risk, and no additional disclosure is intended in response to this comment.

3.                                      Comment: Under Summary of Key Information — Principal Investment Strategies the Fund states that it “may hold equity securities either directly or indirectly, such as through depositary receipts.” Please confirm whether there are any risks associated with holding depositary receipts. Please also confirm whether the Fund may invest in unsponsored depositary receipts as a principal investment strategy and, if so, please include appropriate risk disclosure in the Prospectus.

Response: The Fund confirms that there are risks associated with holding depositary receipts, as described in the Prospectus under Principal Investment Risk—Equity Security Risk—Depositary Receipts, which states:

Investments in non-U.S. issuers through . . . depositary receipts generally involve risks applicable to other types of investments in non-U.S. issuers, including political, regulatory, and economic risks. Investments in depositary receipts may similarly be less liquid and more volatile than the underlying securities in their primary trading market. The values of depositary receipts may decline for a number of reasons relating to the issuers or sponsors of the depositary receipts, including, but not limited to, insolvency of the issuer or sponsor. Investing in these instruments exposes the Fund to credit and counterparty risk with respect to the issuer of the

ADR, EDR or GDR, in addition to the risks of the underlying investment. There may be less publicly available information regarding the issuer of the securities underlying a depositary receipt than if those securities were traded directly in U.S. securities markets.

The Fund believes that its current summary risk disclosure, which includes disclosure of Equity Securities Risk and Non-U.S. Investment Risk, is adequate and that more detailed disclosure of risks related to depositary receipts is more appropriate as Item 9 risk disclosure. The Fund confirms that it does not invest in unsponsored depositary receipts. As a result, the Fund does not intend to introduce additional disclosure in response to this comment.

4.                                      Comment: We note that the Fund’s performance bar chart does not include Fund returns for calendar year 2013, while the information provided under “Financial Highlights” in the Annual Report dated December 31, 2016 filed with the SEC on Form N-CSR on March 9, 2017 includes returns for the year ended December 31, 2013. Please explain whether the performance bar chart should include these figures.

Response: Although the Fund commenced investment operations on September 24, 2012, Class 2 shares commenced investment operations on April 9, 2013, and thus have performance for a full year of returns only for calendar years 2014, 2015 and 2016. The “since-inception” returns for Class 2 shares included in the Average Annual Total Returns table are derived from the historical performance of Class 1 shares prior to the date of inception for Class 2 shares, as explained in the corresponding footnote to the table. In response to this comment, the Fund will revise the Annual Total Returns bar chart to include performance information for Class 2 shares for the calendar year ended December 31, 2013, based on the performance of Class 1 shares and without any adjustment for the lower shareholder servicing fees applicable to Class 2 shares.

The Fund notes that the performance included for Class 2 shares in the Form N-CSR filed on March 9, 2017 discloses that the information shown for 2013 reflects annualized performance for a partial year beginning on April 9, 2013. Since partial year performance is not permitted to be shown in the performance bar chart in the Prospectus, the performance information reflected in the Prospectus bar chart will not necessarily be identical to the performance reported in the Form N-CSR.

5.                                      Comment: Please supplementally explain whether footnotes (3) and (4) to the Average Annual Total Returns table should include the parenthetical included in footnote (2), which refers to performance information prior to the share Class’s date of inception being based on the historical performance for Class 1 shares.

Response: The Fund confirms that inclusion of the parenthetical “(and prior to their date of inception, the historical performance of Class 1 shares)” in footnotes (3) and (4) would help to clarify the references in those footnotes to the performance shown for Classes 4 and 5 in the Average Annual Total Returns table. The Fund will revise footnotes (3) and (4) accordingly.

6.                                      Comment: Under Additional Investment Strategies—Currency, the Fund states that it “may invest without limitation in securities quoted or denominated in currencies other than the U.S. dollar and may hold such currencies.” Please explain whether this disclosure should appear in the Fund’s principal investment strategy, in light of the Fund’s international investment strategy.

Response: The Fund intends to add disclosure regarding its ability to invest in securities quoted or denominated in currencies other than the U.S. dollar to the principal investment strategy section of the Prospectus.

7.                                      Comment: Under Additional Investment Strategies—Currency Hedging, the Fund states that it “may use [new financial products and risk management techniques] to the extent they are consistent with the Fund’s investment objectives and strategies.” Please also disclose that use of such new financial products and risk management techniques will not present additional risks other than those disclosed in the Prospectus.

Response: The Fund does not believe it would be appropriate, or in all cases possible, to describe in the Prospectus the range of risks associated with instruments in which the Fund does not currently invest or that may not currently exist but which may be developed in the future. The Fund expects that, in the event it determined to invest to a material extent in instruments that are not currently disclosed in the Prospectus as part of its principal investment strategy, it would supplement the Prospectus to describe these instruments and their associated risks.

8.                                      Comment: Under Principal Investment Risks—Equity Securities Risk the Fund states that equity securities include “preferred stocks, convertible securities and warrants.” If the Fund invests these instruments as part of its principal investment strategy, please disclose them under Principal Investment Strategies. If any of the convertible securities in which the Fund invests are contingent convertible securities, please disclose this and add appropriate risk disclosure.

Response:  The Fund will revise its disclosure under Principal Investment Strategies principal investment strategies to clarify that the equity securities in which the Fund may invest include preferred stocks, convertible securities and warrants. The Fund confirms that it does not currently invest in contingent convertible securities.

9.                                      Comment: Please supplementally confirm that if the Fund imposes 12b-1 fees in the future that the fee table in the Prospectus will reflect those fees on a forward-looking basis.

Response: The Fund confirms that any future 12b-1 fees will be reflected in the fee table on a forward-looking basis.

10.                               Comment: Please disclose in the SAI whether the Trustees are entitled to any form of retirement compensation. If so, please describe any such compensation arrangement.

Response: The Fund confirms that the Trustees are currently not entitled to any form of retirement compensation. The Fund will add clarifying disclosure to this effect to the SAI.

Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses.  Thank you for your assistance.

Very truly yours,

/s/ Christopher Labosky

Christopher Labosky

cc:                                Gareth Griffiths, Baillie Gifford Overseas, Ltd.

George B. Raine, Rope & Gray LLP

Maureen A. Miller, Vedder Price P.C.